Exhibit 99.2

Management's Discussion and Analysis

For the three and six months ended June 30, 2021

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated July 29, 2021 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2021.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the "Managing Risk" and "Other Information and Advisories" sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, our Annual Information Form for the year ended December 31, 2020 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the "Non-IFRS Measures" section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
About Eldorado
Eldorado is a Canadian gold, silver and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque (Triangle mine) in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold operations, while Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. Skouries is currently on care and maintenance. We have in place an amended Investment Agreement with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines. We continue to engage with the Greek government to receive regulatory approval for future permits and technical studies.
Other development projects in our portfolio include:
•Perama Hill, gold-silver, Greece;
•Certej (80.5%), gold, Romania; and
•Tocantinzinho, gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Second Quarter 2021 and Subsequent Period Highlights

•Quarterly production in line with expectations; full year 2021 annual guidance: Gold production totalled 116,066 ounces in Q2 2021, a decrease of 16% from Q2 2020 production of 137,782 ounces and a 4% increase over Q1 2021, driven by a planned shift to lower-grade ore at Kisladag. Eldorado is maintaining its 2021 annual production guidance of 430,000-460,000 ounces of gold at an all-in sustaining cost of $920-1,150 per ounce sold.

•All-in sustaining costs: Q2 2021 all-in sustaining costs of $1,074 per ounce of gold sold in the quarter increased from Q2 2020 ($859 per ounce sold) as a result of lower production in the quarter and increased from Q1 2021 ($986 per ounce sold) primarily as a result of AISC in that quarter benefiting from a reversal of accrued royalty expense.

•Net loss and adjusted net earnings attributable to shareholders: Net loss attributable to shareholders of the Company in Q2 2021 was $55.7 million, or $0.31 loss per share (Q2 2020: $49.1 million or $0.29 earnings per share, Q1 2021: $11.9 million or $0.07 earnings per share)(1). Adjusted net earnings attributable to shareholders of the Company in Q2 2021 were $29.3 million, or $0.16 earnings per share (Q2 2020: $47.2 million or $0.28 earnings per share, Q1 2021: $24.6 million or $0.14 earnings per share)(1).

•EBITDA: Q2 2021 EBITDA was $7.6 million (Q2 2020: $131.8 million, Q1 2021: $105.3 million) and Q2 2021 adjusted EBITDA was $101.9 million (Q2 2020: $135.8 million, Q1 2021: $108.0 million). Material adjustments in Q2 2021 included a $99.5 million ($89.5 million net of deferred tax) impairment of the Tocantinzinho project, a non-core gold asset, as a result of a plan to consider selling the project.

•Free cash flow: Negative free cash flow of $36.6 million in Q2 2021 decreased from free cash flow of $63.4 million in Q2 2020 as a result of higher capital spend and lower sales. A decrease from free cash flow of $24.6 million in Q1 2021 was primarily due to increased growth capital spending, increased tax payments and the timing of royalty and interest payments. We expect free cash flow generation to improve in the second half of 2021.

•Financial position: Debt repayments in Q2 2021 included $50 million on the Company's revolving credit facility and $22 million on the Company's term loan. At June 30, 2021, the Company had $410.7 million of cash, cash equivalents and term deposits and approximately $150 million available under its revolving credit facility.

•Capital spending: Capital expenditures totalled $72.5 million in Q2 2021 (Q2 2020: $37.1 million, Q1 2021:$64.9 million), reflecting a planned increased in growth capital spending and following reduced spending in the prior year due to the novel coronavirus ("COVID-19") pandemic. Capital allocation is following a rigorous process to ensure discipline and control at all operations.
◦At Kisladag, $29.4 million investment in the quarter related to waste stripping, construction of the north leach pad to support the mine life extension and installation of a high-pressure grinding roll ("HPGR") circuit, which is expected to improve heap leach recovery with commissioning now scheduled to initiate at the start of Q4 2021.
◦At Lamaque, $8.9 million investment in the quarter related primarily to the decline connecting the Triangle underground mine with the Sigma mill, which is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
•Optimization of the Kassandra mines: Operations at Olympias were negatively affected in Q2 2021 as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses.

•Measures remain in place to manage the impact of the COVID-19 pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Key Business Developments
Response to the COVID-19 Pandemic and Impact on Operations
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. We continue to monitor our operating environments and take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
Isolated cases of COVID-19 infections have been experienced at mine sites and, in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. Our mines are currently fully operational.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruptions have been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. $50 million of these proceeds were repaid in June 2021 leaving a $100 million balance outstanding as at June 30, 2021.
Acquisition of QMX Gold Corporation
On April 7, 2021, we completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Cash consideration and transaction costs totalled $19.3 million, net of cash acquired.
Amended Investment Agreement
In March 2021, the amended Investment Agreement ("the "Amended Investment Agreement") that was signed on February 5, 2021 between the Hellenic Republic and our wholly-owned subsidiary, Hellas Gold S.A., was ratified by the Greek Parliament and published in the Greek Government Gazette, officially becoming law. The Amended Investment Agreement governs the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines. The Amended Investment Agreement amends the 2003 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. The Amended Investment Agreement includes an optimized investment plan for the Skouries project and the Olympias and Stratoni mines, provides benefits to local communities and is expected to reduce our environmental footprint.
The Amended Investment Agreement also includes a 10% increase in royalty rates for all contained metals in concentrate (whereby the 6% royalty at gold prices above $1,800 per ounce increases to 6.6%). The increase was effective from the ratification date of March 23, 2021 and applies to concentrate sales from our Olympias and Stratoni mines, as well as future sales from Skouries.
Ormaque Deposit Maiden Inferred Mineral Resource
On February 22, 2021, we announced in our news release the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
2021 Outlook
We are maintaining our 2021 annual guidance of 430,000-460,000 ounces of gold production with average cash operating costs expected to be $590-640 per ounce sold and all-in sustaining costs expected to be $920-1,150 per ounce sold. Free cash flow is expected to improve in the second half of 2021.
Sustainability Report
On June 23, 2021, we published our 2020 Sustainability Report, detailing our environmental, social and governance performance. The report was prepared in accordance with the Global Report Initiative's "Core" reporting standards and the Sustainability Accounting Standards Board Metals & Mining standard. In 2020, Eldorado fulfilled the Year One reporting requirements for the World Gold Council's Responsible Gold Mining Principles, which we are committed to implementing in full.
11.5% Acquisition of Probe Metals
In July 2021, we completed the acquisition of 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23.7 million ($18.7 million). This investment expands the Company's interest in the Abitibi Greenstone belt, a world-class mining jurisdiction.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Revenue	$233.2	$255.9	$457.8	$460.6
Gold revenue	$209.5	$232.9	$405.1	$416.6
Gold produced (oz)	116,066	137,782	227,808	253,732
Gold sold (oz)	114,140	134,960	227,734	251,179
Average realized gold price ($/oz sold) (4)	$1,835	$1,726	$1,779	$1,658
Cash operating costs ($/oz sold) (1,4)	645	550	643	586
Total cash costs ($/oz sold) (1,4)	746	616	716	644
All-in sustaining costs ($/oz sold) (1,4)	1,074	859	1,030	902
Net (loss) earnings for the period (2,5)	(55.7)	49.1	(43.8)	46.2
Net (loss) earnings per share – basic ($/share) (2,5)	(0.31)	0.29	(0.25)	0.27
Adjusted net earnings (loss) (2,3,4,5)	29.3	47.2	53.9	61.7
Adjusted net earnings (loss) per share ($/share) (2,3,4,5)	0.16	0.28	0.30	0.37
Cash flow from operating activities before changes in working capital (4)	62.8	99.0	141.6	168.5
Free cash flow (4)	(36.6)	63.4	(12.0)	70.5
Cash, cash equivalents and term deposits	$410.7	$440.3	$410.7	$440.3

(1)By-product revenues are off-set against cash operating costs.
(2)Attributable to shareholders of the Company.
(3)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.
(4)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(5)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Review of Financial and Operating Performance
Health and Safety
At Eldorado, our ultimate objective is to create and sustain safe, injury-free, and healthy work environments for our employees and contractors. The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.32 in Q2 2021, improving from 2.01 in Q2 2020. We continue to take proactive steps to improve workplace safety despite the challenges presented during the COVID-19 pandemic.
Production, Sales and Revenue
In Q2 2021, we produced 116,066 ounces of gold, a decrease of 16% from Q2 2020 production of 137,782 ounces and 4% increase from 111,742 ounces in Q1 2021.
•Kisladag produced 44,016 ounces during the quarter, a decrease of 27% from Q2 2020 production of 59,890 ounces and a decrease of 5% from Q1 2021 production of 46,172 ounces. This planned decrease in production from Q2 2020 is primarily due to lower average grade in the quarter, which was partially offset by higher volumes of mining and crushing and higher recovery.
•Lamaque produced 35,643 ounces during the quarter, an increase of 8% from Q2 2020 production of 33,095 ounces and an increase of 24% from Q1 2021 production of 28,835 ounces. The increase from Q2 2020 is primarily due to the Quebec government-mandated suspension of operations from March 25, 2020 to April 15, 2020 to address COVID-19, which negatively impacted production.
•Efemcukuru produced 23,473 ounces during the quarter, a decrease of 13% from Q2 2020 production of 26,876 ounces and a modest increase from Q1 2021 production of 23,298 ounces. The decrease from Q2 2020 is primarily a result of decreased tonnes processed combined with an adjustment to reflect payable ounces following a change in structure of concentrate sales in 2021.
•Olympias produced 12,934 ounces during the quarter, a decrease of 28% from Q2 2020 production of 17,921 ounces and a decrease of 4% from Q1 2021 production of 13,437 ounces. The decrease from Q2 2020 is due to lower processing volumes combined with lower average grade. Operations at Olympias were negatively affected in Q2 2021 by work slowdowns as the Company progresses through the implementation of transformation efforts at its Kassandra mines.
Gold sales in Q2 2021 totalled 114,140 ounces, a decrease of 15% from 134,960 ounces sold in Q2 2020 and a slight increase from Q1 2021 of 113,594 ounces. The lower sales volume compared with the prior year primarily reflects decreases in production at Kisladag and Olympias.
The average realized gold price was $1,835 in Q2 2021, 6% higher than the average realized gold price of $1,726 in Q2 2020. The gold price increased throughout 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Some subsequent weakening of the gold price was experienced in the first half of 2021.
Total revenue was $233.2 million in Q2 2021, a decrease from $255.9 million in Q2 2020 and an increase from Q1 2021 of $224.6 million. Total revenue was $457.8 million in the six months ended June 30, 2021, a decrease from $460.6 million in the six months ended June 30, 2020. The decreases in both three and six-month periods were due to lower sales volumes and were partially offset by higher average realized gold prices.
Unit Cost Performance
Cash operating costs in Q2 2021 averaged $645 per ounce sold, an increase from $550 in Q2 2020, and cash operating costs per ounce sold averaged $643 in the six months ended June 30, 2021, an increase from $586 in the six months ended June 30, 2020. Increases in both the three and six-month periods were primarily due to lower-grade ore mined and processed at Kisladag, Lamaque, and Olympias, resulting in fewer ounces produced and sold.
These increases were partially offset by a modest reduction in cash operating costs per ounce sold at Efemcukuru as a result of the weakening of the Turkish Lira from Q2 2020 and a change in the structure of concentrate contracts whereby lower payable ounces are offset by the elimination of treatment charges and other deductions.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
AISC per ounce sold averaged $1,074 in Q2 2021, an increase from $859 in Q2 2020, and AISC per ounce sold averaged $1,030 in the six months ended June 30, 2021, an increase from $902 in the six months ended June 30, 2020. Increases in both the three and six-month periods primarily reflect the increase in average cash operating costs per ounce sold, higher royalty expense at Kisladag and Efemcukuru as a result of the 25% increase to gold royalty rates effective from September 2020, higher royalties at Olympias effective from March 2021 following ratification of the Amended Investment Agreement and higher sustaining capital expenditure.
Other Expenses
Depreciation expense totalled $51.0 million in Q2 2021 compared to $53.3 million in Q2 2020 and $103.5 million in the six months ended June 30, 2021 compared to $102.5 million in the six months ended June 30, 2020. The slight decrease in Q2 2021 reflects lower sales volumes and the modest increase in depreciation in the six months ended June 30, 2021 reflects increased tonnes mined. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Lower average grade and increased mining rates in the first half of 2021, primarily at Kisladag and Lamaque, therefore led to higher depreciation expense on a per ounce sold basis as compared to the first half of 2020. During Q2 2021, the Company identified and corrected an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. The Company has recast depreciation, deferred tax and net earnings amounts relating to 2020 and Q1 2021 as presented in this MD&A as a result of the correction of this immaterial error. The recast resulted in a decrease in depreciation expense and increases in income tax expense and net earnings.
Mine standby costs of $2.1 million in Q2 2021 related primarily to Skouries and Perama Hill and decreased from $5.0 million in Q2 2020. Mine standby costs of $3.7 million in the six months ended June 30, 2021 decreased from $9.1 million in the six months ended June 30, 2020. Mine standby costs of $1.1 million and $2.0 million were incurred in Q1 2020 and Q2 2020, respectively, as a result of suspension of mining and processing activities at Lamaque in accordance with Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
In Q2 2021, an impairment of $99.5 million ($89.5 million net of deferred tax) was recorded relating to the Tocantinzinho gold project in Brazil as a result of a plan to consider selling the project. The impairment relates primarily to the mineral property asset and reflects the fair value of this asset based on the expected sale consideration.
Other income increased to $9.6 million in Q2 2021, from $1.4 million in Q2 2020, and to $10.3 million in the six months ended June 30, 2021 from $0.04 million in the six months ended June 30, 2020. Increases in both periods were primarily the result of the May 2021 sale of mining licences in Turkey for proceeds of $7.0 million, of which $5.0 million was received as at June 30, 2021 and the remaining $2.0 million is expected to be received in Q1 2022.
Finance costs increased to $15.5 million in Q2 2021 from $6.5 million in Q2 2020 and to $25.8 million in the six months ended June 30, 2021 from $22.7 million in the six months ended June 30, 2020. Increases in both periods were primarily due to non-cash losses recognized on revaluation of a derivative related to redemption options in our debt of $6.2 million and $6.9 million in the three and six months ended June 30, 2021, respectively. These increases were partially offset by lower interest expense in the first half of 2021 as a result of lower debt principal balances and lower variable interest rates.
Tax expense decreased to $0.1 million in Q2 2021 from $25.2 million in Q2 2020 and to $28.5 million in the six months ended June 30, 2021 from $47.8 million in the six months ended June 30, 2020. An increase in the income tax rate in Turkey was effective from July 1, 2021, with retroactive application to January 1, 2021. The effective tax rate increased from the previously-effective rate of 20% to 25% in 2021 and is expected to reduce to 23% in 2022 and return to 20% for 2023 onwards. A decrease in the income tax rate in Greece was announced in May 2021, lowering the effective tax rate from 24% to 22%, with retroactive application to January 1, 2021.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Current tax decreased to $17.6 million in Q2 2021 from $25.8 million in Q2 2020 and to $43.3 million in the six months ended June 30, 2021 from $44.4 million in the six months ended June 30, 2020. Current tax related primarily to operations in Turkey of which $15.1 million and $38.8 million was included in the three and six-month periods ended June 30, 2021, respectively. Decreases in current tax in both periods primarily reflect lower sales volumes at Kisladag. In addition to current taxes on profits from mining operations, current tax expense in Turkey in Q2 2021 included $8.3 million of withholding tax on earnings subject to repatriation, $3.8 million relating to the retroactive impact of the tax rate increase to 25% on Q1 2021 and $2.7 million related to taxable unrealized foreign exchange gains, primarily related to cash held in US dollars. Partially offsetting current tax expense in Turkey was the investment tax credit related to Kisladag heap leach improvements. The investment tax credit reduced the corporate tax rate, resulting in current tax savings of $22.5 million and $28.7 million in the three and six-month periods ended June 30, 2021, respectively. Current tax also included Quebec mining duties of $2.5 million and $4.5 million in the three and six-month periods ended June 30, 2021, respectively.
Deferred tax recovery increased to $17.4 million in Q2 2021 from $0.5 million in Q2 2020 and to $14.7 million in the six months ended June 30, 2021 from an expense of $3.4 million in the six months ended June 30, 2020. These deferred tax recoveries primarily related to changes in temporary differences, including for property, plant and equipment, and a deferred tax recovery of $9.9 million resulting from the impairment of the Tocantinzinho gold project. Deferred tax was also impacted by a weakening of local currencies in which income tax is determined including a recovery of $0.2 million and an expense of $11.9 million in the three and six-month periods ended June 30, 2021, respectively, relating primarily the Turkish Lira. Deferred tax in Q2 2021 also included a recovery of $11.4 million and an expense of $6.1 million relating to the impact of the tax rate changes on opening deferred tax balances in Greece and Turkey, respectively.
Net Earnings (Loss) Attributable to Shareholders
We reported net loss attributable to shareholders of $55.7 million ($0.31 loss per share) in Q2 2021, compared to net earnings of $49.1 million ($0.29 per share) in Q2 2020 and net loss of $43.8 million ($0.25 loss per share) in the six months ended June 30, 2021 compared to net earnings of $46.2 million ($0.27 per share) in the six months ended June 30, 2020. The decreases in both periods were primarily due to the $99.5M impairment loss related to the Tocantinzinho project, and also reflects lower production and sales volumes, which were partially offset by lower income tax expense.
Adjusted net earnings were $29.3 million ($0.16 per share) in Q2 2021 compared to $47.2 million ($0.28 per share) in Q2 2020. Adjusted net earnings in Q2 2021 removes, among other things, the $99.5 million impairment of the Tocantinzinho project, the $6.2 million loss on the non-cash revaluation of the derivative related to redemption options in our debt, the $5.3 million net recovery of deferred tax relating to tax rate changes in Greece and Turkey and the $7.0 million ($5.3 million net of tax) gain on sale of mining licences in Turkey.
Adjusted net earnings were $53.9 million ($0.30 per share) in the six months ended June 30, 2021 compared to $61.8 million ($0.37 per share) in the six months ended June 30, 2020. Adjustments to net earnings in the six months ended June 30, 2021 remove, in addition to the adjustments described for Q2 2021, a $11.9 million loss on foreign exchange due to translation of deferred tax balances.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Quarterly Operations Update
Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Total
Ounces produced	116,066	137,782	227,808	253,732
Ounces sold	114,140	134,960	227,734	251,179
Cash operating costs ($/oz sold) (1,2)	$645	$550	$643	$586
All-in sustaining costs ($/oz sold) (1,2)	$1,074	$859	$1,030	$902
Sustaining capital expenditures (2)	$24.2	$21.9	$44.7	$41.3
Kisladag
Ounces produced	44,016	59,890	90,188	110,066
Ounces sold	44,049	59,917	91,555	111,517
Cash operating costs ($/oz sold) (1,2)	$529	$465	$510	$459
All-in sustaining costs ($/oz sold) (1,2)	$728	$630	$665	$606
Sustaining capital expenditures (2)	$3.7	$5.4	$6.5	$8.4
Lamaque
Ounces produced	35,643	33,095	64,478	60,448
Ounces sold	34,677	31,964	63,755	58,692
Cash operating costs ($/oz sold) (1,2)	$658	$480	$704	$553
All-in sustaining costs ($/oz sold) (1,2)	$1,065	$796	$1,109	$908
Sustaining capital expenditures (2)	$11.0	$8.0	$20.3	$16.3
Efemcukuru
Ounces produced	23,473	26,876	46,771	50,115
Ounces sold	23,006	25,692	47,136	48,913
Cash operating costs ($/oz sold) (1,2)	$525	$534	$525	$586
All-in sustaining costs ($/oz sold) (1,2)	$917	$807	$802	$835
Sustaining capital expenditures (2)	$3.8	$3.6	$6.3	$6.7
Olympias
Ounces produced	12,934	17,921	26,371	33,103
Ounces sold	12,409	17,387	25,288	32,057
Cash operating costs ($/oz sold) (1,2)	$1,237	$993	$1,190	$1,086
All-in sustaining costs ($/oz sold) (1,2)	$1,893	$1,377	$1,845	$1,500
Sustaining capital expenditures (2)	$5.7	$4.9	$11.5	$9.9

(1)By-product revenues are off-set against cash operating costs.
(2)These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Tonnes placed on pad	3,367,305	3,060,873	6,494,595	5,728,248
Head grade (g/t Au)	0.81	1.03	0.79	0.98
Gold ounces produced	44,016	59,890	90,188	110,066
Gold ounces sold	44,049	59,917	91,555	111,517
Cash operating costs ($/oz sold)	$529	$465	$510	$459
All-in sustaining costs ($/oz sold)	$728	$630	$665	$606
Financial Data
Gold revenue	$80.7	$103.4	$166.5	$185.1
Depreciation and depletion (1)	11.5	13.7	23.1	26.0
Earnings from mine operations (1)	40.6	58.0	88.5	101.4
Growth capital expenditures	29.4	7.0	53.3	14.4
Sustaining capital expenditures	$3.7	$5.4	$6.5	$8.4

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

Kisladag produced 44,016 ounces of gold in Q2 2021, a decrease of 27% from 59,890 ounces in Q2 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. Production was in line with expectations for the quarter and solution processing rates have increased as a result of the installation of two additional multi-stage carbon-in-column sets during Q1 2021.
Tonnes of ore mined, crushed and placed on the heap leach pad in Q2 2021 were higher than planned, reflecting good equipment availability and crusher throughput. Ore placed on the pad in the second quarter had an average grade of 0.81 grams per tonne, slightly higher than the average grade of 0.77 grams per tonne in Q1 2021. Average grade is expected to decline in the second half of 2021.
Gold revenue decreased to $80.7 million in Q2 2021 from $103.4 million in Q2 2020, reflecting lower production and was partly offset by higher gold prices.
Cash operating costs per ounce sold increased to $529 in Q2 2021 from $465 in Q2 2020. The increase was primarily due to lower production and sales volumes, a result of lower grade ore mined in the quarter, and was partially offset by lower costs as a result of the weakening of the Turkish Lira from Q2 2020. AISC per ounce sold increased to $728 in Q2 2021 from $630 in Q2 2020, as a result of lower production and sales. AISC per ounce sold was positively impacted in Q2 2021 by reduced sustaining capital spending as compared to Q2 2020. Sustaining capital expenditures of $3.7 million in Q2 2021 primarily included process upgrades and mine equipment overhauls.
Growth capital expenditures of $29.4 million in Q2 2021 and $53.3 million in the six months ended June 30, 2021 included continued installation works of an HPGR circuit expected to improve heap leach recovery with commissioning now scheduled to initiate at the start of Q4 2021. The change in schedule does not impact the production forecast for the year. Growth capital also included waste stripping and construction of the north leach pad to support the mine life extension. The absorption-desorption-recovery ("ADR") plant expansion was successfully commissioned in Q2, which enables higher process solution flow rates.
Depreciation expense decreased in Q2 2021 in line with lower sales volumes. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. The decrease in grade in Q2 2021 therefore led to higher depreciation expense on a per ounce sold basis as compared to Q2 2020.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Lamaque

Operating Data	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Tonnes milled	190,940	146,998	371,774	293,546
Head grade (g/t Au)	5.98	7.25	5.58	6.65
Average recovery rate	97.1%	96.6%	96.5%	96.3%
Gold ounces produced	35,643	33,095	64,478	60,448
Gold ounces sold	34,677	31,964	63,755	58,692
Cash operating costs ($/oz sold)	$658	$480	$704	$553
All-in sustaining costs ($/oz sold)	$1,065	$796	$1,109	$908
Financial Data
Gold revenue	$63.1	$55.6	$114.7	$98.2
Depreciation and depletion (1)	14.7	15.8	31.3	30.3
Earnings from mine operations (1)	24.8	23.7	37.2	34.2
Growth capital expenditures	8.9	1.7	16.0	4.5
Sustaining capital expenditures	$11.0	$8.0	$20.3	$16.3

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
Lamaque produced 35,643 ounces of gold in Q2 2021, an 8% increase from 33,095 ounces in Q2 2020 despite a planned shift to lower-grade ore stopes. Average grade was 5.98 grams per tonne in Q2 2021, an increase from 5.17 grams per tonne in Q1 2021 but lower than 7.25 grams per tonne in Q2 2020. Grade is expected to improve at Lamaque in the second half of 2021. Tonnes processed in the quarter increased 30% from Q2 2020 as a result of increased underground production and the ability to process higher volumes.
Gold revenue increased to $63.1 million in Q2 2021 from $55.6 million in Q2 2020 due to higher production, combined with increased gold prices.
Cash operating costs per ounce sold increased to $658 in Q2 2021 from $480 in Q2 2020, primarily reflecting the planned shift to lower-grade ore and were negatively impacted by a stronger Canadian dollar in the quarter as compared to Q2 2020.
AISC per ounce sold increased to $1,065 in Q2 2021 from $796 in Q2 2020 and included $11.0 million of sustaining capital expenditure related primarily to underground development, underground infrastructure improvements and tailings management.
Growth capital expenditures of $8.9 million in Q2 2021 and $16.0 million in the six months ended June 30, 2021 primarily included continued development of the decline from the Sigma mill to the Triangle mine which commenced in Q3 2020 and remains on schedule for completion in Q4 2021. Following completion, the decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle underground mine and the Sigma mill.
Depreciation decreased in Q1 2021 despite higher ounces sold as a result of a change in estimate. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Until December 31, 2020, total estimated recoverable tonnes included proven and probable mineral reserves only. Effective January 1, 2021, total estimated recoverable tonnes for Lamaque also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Tonnes milled	130,208	132,173	259,197	261,640
Head grade (g/t Au)	6.60	7.21	6.64	6.83
Average recovery rate (to concentrate)	93.8%	93.4%	93.7%	93.5%
Gold ounces produced (1)	23,473	26,876	46,771	50,115
Gold ounces sold	23,006	25,692	47,136	48,913
Cash operating costs ($/oz sold)	$525	$534	$525	$586
All-in sustaining costs ($/oz sold)	$917	$807	$802	$835
Financial Data
Gold revenue	$43.7	$46.8	$82.4	$85.7
Depreciation and depletion	10.7	11.1	21.6	21.4
Earnings from mining operations	16.4	19.0	30.7	30.9
Sustaining capital expenditures	$3.8	$3.6	$6.3	$6.7

(1)Payable metal produced (2021).

Efemcukuru produced 23,473 ounces of gold in Q2 2021, a 13% decrease from 26,876 ounces in Q2 2020, reflecting a slight decrease in tonnes milled combined with lower average grade. Production in 2021 has also been adjusted to reflect reduced payable ounces, following a change in structure of concentrate sales contracts. The lower payable ounces under the new contracts are offset by a decrease in production costs due to the elimination of treatment charges and other deductions.
Gold revenue of $43.7 million in Q2 2021 decreased from $46.8 million in Q2 2020 but benefited from a higher average realized gold price in the quarter.
Cash operating costs per ounce sold improved to $525 in Q2 2021 from $534 in Q2 2020. Cash operating costs in Q2 2021 benefited from lower selling costs due to the change in structure of concentrate sales contracts and lower costs resulting from the weakening of the Turkish Lira. These decreases were partly offset by a decrease in average grade to 6.60 in Q2 2021 from 7.21 in Q2 2020.
AISC per ounce sold increased to $917 in Q2 2021 from $807 in Q2 2020. The increase is primarily due to higher royalty expense as a result of a 25% increase to gold royalty rates, effective from September 2020. Sustaining capital expenditure of $3.8 million in Q2 2021 primarily included underground development, resource conversion drilling and process upgrades.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Olympias

Operating Data	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Tonnes milled	107,575	116,382	210,742	223,320
Head grade (g/t Au)	6.35	8.39	6.66	8.15
Average recovery rate (to concentrate)	87.3%	88.8%	86.3%	86.9%
Gold ounces produced (1)	12,934	17,921	26,371	33,103
Gold ounces sold	12,409	17,387	25,288	32,057
Silver ounces produced (1)	230,127	233,422	434,916	453,897
Lead tonnes produced (1)	2,278	2,283	4,299	4,349
Zinc tonnes produced (1)	2,502	2,737	4,802	5,085
Cash operating costs ($/oz sold)	$1,237	$993	$1,190	$1,086
All-in sustaining costs ($/oz sold)	$1,893	$1,377	$1,845	$1,500
Financial Data
Gold revenue	$22.7	$27.2	$43.1	$47.7
Silver and base metal revenue	11.4	14.3	24.4	24.8
Depreciation and depletion	13.5	11.6	26.4	22.7
Loss from mining operations	(7.9)	(1.1)	(16.8)	(8.4)
Sustaining capital expenditures	$5.7	$4.9	$11.5	$9.9

(1)Payable metal produced.

Olympias produced 12,934 ounces of gold in Q2 2021, a 28% decrease from 17,921 ounces in Q2 2020. The decrease reflected lower processing volumes in the quarter, combined with lower average gold grade. Lead, silver and zinc production was also lower in Q2 2021 as compared to Q2 2020 primarily a result of lower processing volumes, a modest increase in lead and silver average grades and a modest decrease in zinc average grade. Operations at Olympias were negatively affected in Q2 2021 by work slowdowns as the Company progresses through the implementation of transformation efforts at its Kassandra mines. Discussions with stakeholders are ongoing and are expected to lead to a sustainable continuous improvement program as the year progresses. Further improvement is underway to long range mine design and planning based on updated geotechnical guidance.
Gold revenue decreased to $22.7 million in Q2 2021 from $27.2 million in Q2 2020 primarily as a result of decreased sales volumes and benefited from higher gold prices in the quarter. Silver and base metal revenue decreased to $11.4 million in Q2 2021 from $14.3 million in Q2 2020 primarily due to the timing of bulk lead-silver concentrate sales. Silver and base metal revenue benefited in Q2 2021 from increased prices as compared to Q2 2020.
Cash operating costs per ounce sold increased to $1,237 in Q2 2021 from $993 in Q2 2020, primarily a result of decreased production and lower silver and base metal sales, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,893 in Q2 2021 from $1,377 in Q2 2020 in line with higher cash operating costs and an increase in royalties following ratification of the Amended Investment Agreement in March 2021. AISC was also negatively impacted by an increase in sustaining capital expenditure to $5.7 million in Q2 2021 from $4.9 million in Q2 2020. Sustaining capital expenditure in Q2 2021 primarily included underground development, diamond drilling and tailings facility construction.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2021	2020	2021	2020
Tonnes milled	47,630	45,235	95,440	91,495
Lead head grade	5.2%	4.8%	5.2%	5.4%
Zinc head grade	8.1%	8.9%	8.3%	9.7%
Tonnes of concentrate produced	10,090	9,965	20,505	22,048
Tonnes of concentrate sold	10,188	9,388	23,110	21,254
Average realized concentrate price ($/t sold) (1)	$964	$777	$1,019	$788
Cash operating costs ($/t of concentrate sold)	$1,293	$1,352	$1,221	$1,196
Financial Data
Concentrate revenues	$9.8	$7.3	$23.6	$16.8
Depreciation and depletion	0.6	1.0	1.2	2.0
Loss from mining operations	(4.5)	(6.5)	(6.7)	(10.8)
Sustaining capital expenditures	$2.2	$2.2	$3.7	$2.9

(1)Average realized price includes mark to market adjustments.

Stratoni produced 10,090 tonnes of concentrate during Q2 2021, a 1% increase from 9,965 tonnes in Q2 2020 and primarily reflecting an increase in tonnes milled.
Concentrate revenues increased to $9.8 million in Q2 2021 from $7.3 million in Q2 2020, due to a higher volume of concentrate sold, combined with higher metal prices in the quarter.
Cash operating costs per tonne sold decreased slightly to $1,293 in Q2 2021 from $1,352 in Q2 2020 in line with consistent production volumes.
Sustaining capital expenditures of $2.2 million in Q2 2021 primarily included underground development.
The Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with our strict safety protocols, we have suspended operations at Stratoni until the situation is fully corrected. We currently expect operations to resume at the mine in September, subject to further technical and economic review.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Development Projects
Skouries – Greece
Skouries remains on care and maintenance pending a full re-start of construction. Construction activities were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building. Preservation activities resumed in late 2019 and continued in the first half of 2021 to protect the plant assets. Capital expenditures totalled $2.8 million in Q2 2021 and primarily included preservation and design works.
We are advancing several key pieces of technical work on the Skouries project, including additional engineering and feasibility-level updates to the execution plan, schedule, and capital cost estimate. Approval was granted in April 2021 by the Greek Ministry of Energy and Environment for a modification to the Kassandra Mines Environmental Impact Assessment to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area and is expected to provide a number of environmental benefits. We continue to evaluate financing options for Skouries. Following the re-start of construction, we expect to complete construction in approximately 2.5 years.
Spending on care and maintenance activities totalled $1.4 million in Q2 2021 and is included in mine standby costs.
Olympias Expansion – Greece
With the successful completion of the Amended Investment Agreement, plans are underway to expand the processing facility, currently at 473,000tpa, to 650,000tpa through modest capital investment. These process upgrades will come in the form of strategic debottlenecking which will allow the process facility to step to 530,000tpa in 2023 and 650,000tpa in 2024. These processing expansions are aligned with the development of the flats area within the mine, which provides a less constrained underground production environment.
Beyond the process plant debottlenecking, Eldorado is committed to providing the Hellenic state with an updated proposal for refractory ore processing by 2023. This being a key strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which has been largely on hold since 2014. Work continued during the quarter on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, good practices and optimizations of the site and process. The permitting documentation is being reassessed and updated.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. During the quarter, some minor construction work was completed, and environmental monitoring continued at the site. Spending totalled $0.9 million in Q2 2021 and is included in exploration and evaluation expenditure. We are currently evaluating strategic options for Certej.
Tocantinzinho Project – Brazil
As a result of a plan to consider selling the Tocantinzinho Project, a non-core gold asset, we recorded an impairment of $99.5 million ($89.5 million net of deferred tax) in Q2 2021. Spending totalled $0.9 million in Q2 2021.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Exploration and Evaluation
Exploration and evaluation expenditures in the first half of 2021 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, and early-stage greenfields projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns from a project.
Expensed exploration and evaluation expense totalled $7.8 million and $11.9 million in the three and six months ended June 30, 2021 and mostly related to early-stage projects in Quebec and Turkey. In Quebec, these included till-sampling drilling at the Montgolfier project and targeting fieldwork at the Bruell and Lamaque project. In Turkey, expensed exploration programs focused on drilling at the early-stage Bambal project (2,005 metres and 3,712 metres in the three and six months ended June 30, 2021) and Hod Maden North project (1,990 metres and 4,294 metres in the three and six months ended June 30, 2021). The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $2.6 million and $4.3 million in the three and six months ended June 30, 2021 related to resource expansion programs at the Triangle and Ormaque deposits (Lamaque Operations), Efemcukuru, Stratoni and Olympias. At the Triangle deposit, underground and surface drilling programs (5,678 metres and 10,693 metres in the three and six months ended June 30, 2021) tested extensions of the C4 zone as well as previously undrilled areas along the northern edge of the deposit. On February 22, 2021, we announced in our news release the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold. At Ormaque, 9,306 metres and 12,415 metres of drilling in the three and six months ended June 30, 2021 were completed, including delineation holes to better define grade continuity within the existing inferred resource zones, stepout holes testing the lateral extent of these zones, and exploration holes testing new areas along strike and at depth. The completion of the acquisition of QMX in April 2021 expanded land holdings at the Lamaque operations by 500%, adding a range of early to advanced-stage exploration projects to the Lamaque portfolio.
At Efemcukuru, capitalized exploration was related to resource expansion and resource conversion drilling programs (9,659 metres and 13,325 metres in the three and six months ended June 30, 2021) targeting ore shoots within the Kokarpinar vein system, located approximately 400 metres east of the current mining activities at the Kestane Beleni vein system. Detailed mapping and sampling programs were also completed in the western part of the property, with high gold grades identified in poorly-exposed vein systems that are planned to be drill-tested later in 2021.
At the Stratoni mine, surface drilling totalled 5,291 metres and 5,671 metres in the three and six months ended June 30, 2021 testing along-strike and down-dip extensions to the Mavres Petres ore body. At Olympias, 1,388 metres and 4,055 metres were completed in the three and six months ended June 30, 2021, targeting western lateral extensions of the Flats ore zone.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities decreased to $37.1 million in Q2 2021 from $99.6 million in Q2 2020, primarily a result of lower sales volume, higher income tax payments and timing of certain other payments. Taxes paid of $27.5 million in Q2 2021 primarily related to operations in Turkey, mining duties for Lamaque and includes $8.3 million of withholding taxes on earnings subject to repatriation. Interest payments of $13.3 million were made in Q2 2021, including a semi-annual interest payment on the senior secured notes. The negative working capital change of $25.8 million in Q2 2021 includes a $9.9 million increase in accounts receivable, primarily relating to timing of refundable sales tax payments and recoveries, a $7.2 million decrease in accounts payable primarily due to the annual payment of royalties in Turkey and an $8.7 million buildup of inventory in the quarter.
Investing Activities
In Q2 2021, we invested $72.5 million in capital expenditures, of which $24.2 million related to sustaining capital expenditures and $39.6 million related to growth capital expenditures. Sustaining capital expenditures primarily related to underground development and equipment overhauls. Growth capital expenditures included $29.4 million at Kisladag relating to the HPGR, construction of the North leach pad and waste stripping.

Capital Expenditures	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Kisladag	$29.4	$7.0	$53.3	$14.4
Lamaque	8.9	1.7	16.0	4.5
Olympias	1.3	2.1	2.6	3.7
Growth capital expenditures	$39.6	$10.8	$71.8	$22.5

Kisladag (1)	$3.7	$5.4	$6.9	$8.4
Lamaque	11.0	8.0	20.3	16.3
Efemcukuru (1)	3.8	4.6	6.6	7.7
Olympias	5.7	4.9	11.5	9.9
Sustaining capital expenditures (1)	$24.2	$23.0	$45.3	$42.4

Lamaque	$1.9	$0.7	$3.0	$1.4
Efemcukuru	0.5	0.1	0.7	0.2
Olympias	0.2	—	0.7	0.5
Capitalized exploration costs	$2.6	$0.8	$4.3	$2.1

Skouries	$2.8	$0.9	$3.6	$1.6
Stratoni (1)	3.2	2.4	4.9	3.8
Tocantinzinho	0.9	0.4	1.8	0.9
Other projects	3.7	1.2	5.5	1.9
Total capital expenditures	$77.0	$39.5	$137.3	$75.2

Reconciliation to cash capital expenditures:
Capital accruals	($3.5)	($1.2)	$2.9	$4.6
Lease and other non-monetary additions	(1.0)	(1.2)	(2.8)	(2.2)
Total cash capital expenditures	$72.5	$37.1	$137.4	$77.6

(1)Includes non-cash sustaining lease additions.
.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Financing Activities
On March 30, 2021, we completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17.6 million ($13.9 million). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes (the "senior secured notes") at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants as at June 30, 2021.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of a $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020 and a $250 million revolving credit facility with a maturity date of June 5, 2023. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11.1 million of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, we completed the remaining scheduled $22.2 million payment on the term loan. At June 30, 2021, the current availability under the credit facility is $150 million.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in full compliance with these covenants at June 30, 2021.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at June 30, 2021, our current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility, 0.90% plus 0.13% on Greek non-financial letters of credit, the margin (2.25%) on the financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We repaid $50 million of the credit facility draw in June 2021 and as at June 30, 2021, $100 million of the credit facility draw remains outstanding.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Capital Resources

	June 30, 2021	December 31, 2020
Cash, cash equivalents and term deposits	$410.7	$511.0
Working capital (1)	439.6	492.1
Debt – long-term	359.6	434.5

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

At June 30, 2021, we had unrestricted cash and cash equivalents and term deposits of $410.7 million including the remaining $100 million draw under the revolving credit facility. At June 30, 2021, the current availability under the credit facility is $150 million.
We believe that the working capital of $439.6 million as at June 30, 2021, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, if required, are sufficient to support our existing and foreseeable commitments for the next twelve months. We continue to evaluate financing options for the Skouries project.

Contractual Obligations
Significant changes to our commitments and contractual obligations as at June 30, 2021 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt	$66.7	$133.3	$234.0	$—	$—	$—	$434.0
Purchase obligations	79.8	4.2	0.2	0.2	0.2	—	84.7
	$146.4	$137.5	$234.2	$0.2	$0.2	$—	$518.6

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the revolving credit facility, of which the current amount drawn at June 30, 2021 is $100 million and is presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations and other commitments relate primarily to operating costs at all mines and capital projects at Kisladag.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Quarterly Results

	2021	2021	2020	2020	2020	2020	2019	2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$233.2	$224.6	$278.5	$287.6	$255.9	$204.7	$191.9	$172.3
Impairment charges (reversals), net of tax	89.5	—	—	—	—	—	(68.2)	—
Net earnings (loss) (1,2)	($55.7)	$11.9	$31.5	$47.1	$49.1	($2.9)	$91.2	$4.2
Net earnings (loss) per share (1,2)
- basic	(0.31)	0.07	0.18	0.27	0.29	(0.02)	0.57	0.03
- diluted	(0.31)	0.07	0.18	0.26	0.28	(0.02)	0.56	0.03

(1)Attributable to shareholders of the Company.
(2)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

Revenue in Q1 2020 through Q2 2021 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the suspension of mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
Net loss in Q2 2021 was negatively impacted by impairment relating to the Tocantinzinho project and net earnings in Q4 2019 were positively impacted by an impairment reversal relating to Kisladag. Net earnings in Q4 2020 were also negatively impacted by a $40.0 million non-cash write-down recorded on capital works in progress. Net earnings were negatively impacted in Q1 and Q2 2021 by planned decreases in average ore grade at Kisladag and Lamaque.
Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Net earnings increased by $3.6 million, net of tax, in Q1 2021 upon further announcement that the increased gold royalty rates would only take effect from the original announcement date and would no longer be retroactive to January 1, 2020.
Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate, resulting in current tax savings of $21.7 million, $6.2 million and $22.5 million in Q4 2020, Q1 2021 and Q2 2021, respectively.

Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2021	182,594,086
- as of July 29, 2021	182,594,086
Share purchase options - as of July 29, 2021 (Weighted average exercise price per share: Cdn$11.41)	4,587,286
(1)Includes Treasury Stock.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Production costs (1)	$112.8	$109.5	$221.4	$210.8
Stratoni production costs (2)	(13.7)	(12.8)	(29.0)	(25.5)
Production costs – excluding Stratoni	99.1	96.7	192.3	185.3
By-product credits	(13.9)	(13.6)	(29.2)	(23.4)
Royalty expense and production taxes	(11.5)	(8.9)	(16.7)	(14.8)
Cash operating costs	$73.6	$74.2	$146.5	$147.1
Gold ounces sold	114,140	134,960	227,734	251,179
Cash operating costs per ounce sold	$645	$550	$643	$586

(1)Includes inventory write-downs.
(2)Base metals production.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.5	($0.8)	$0.2	$0.5	$23.3	44,049	$529
Lamaque	23.8	(0.4)	—	(0.6)	22.8	34,677	658
Efemcukuru	11.6	(1.3)	1.9	(0.1)	12.1	23,006	525
Olympias	23.4	(11.4)	4.1	(0.7)	15.4	12,409	1,237
Total consolidated	$82.3	($13.9)	$6.2	($1.0)	$73.6	114,140	$645

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$46.9	($1.6)	$0.3	$1.1	$46.7	91,555	$510
Lamaque	47.0	(0.8)	0.1	(1.4)	44.9	63,755	704
Efemcukuru	23.8	(2.4)	3.1	0.3	24.8	47,136	525
Olympias	46.1	(24.4)	7.6	0.7	30.1	25,288	1,190
Total consolidated	$163.8	($29.2)	$11.1	$0.7	$146.5	227,734	$643

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.3	($0.5)	$0.2	$4.9	$27.9	59,917	$465
Lamaque	15.3	(0.2)	—	0.2	15.3	31,964	480
Efemcukuru	11.2	(0.7)	3.6	(0.3)	13.7	25,692	534
Olympias	21.3	(12.2)	4.8	3.4	17.3	17,387	993
Total consolidated	$71.1	($13.6)	$8.6	$8.2	$74.2	134,960	$550

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$48.3	($0.9)	$0.3	$3.4	$51.1	111,517	$459
Lamaque	32.8	(0.4)	0.1	(0.1)	32.5	58,692	553
Efemcukuru	22.9	(1.2)	7.0	—	28.6	48,913	586
Olympias	41.8	(21.0)	8.2	5.8	34.8	32,057	1,086
Total consolidated	$145.9	($23.4)	$15.6	$9.0	$147.1	251,179	$586

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Cash operating costs	$73.6	$74.2	$146.5	$147.1
Royalties and production taxes	11.5	8.9	16.7	14.8
Total cash costs	$85.1	$83.1	$163.2	$161.9
Gold ounces sold	114,140	134,960	227,734	251,179
Total cash costs per ounce sold	$746	$616	$716	$644

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Total cash costs	$85.1	$83.1	$163.2	$161.9
Corporate and allocated G&A	9.0	8.1	18.5	16.8
Exploration and evaluation costs	2.8	1.2	5.4	3.3
Reclamation costs and amortization	1.5	1.7	2.9	3.3
Sustaining capital expenditure	24.2	21.9	44.7	41.3
AISC	$122.6	$115.9	$234.6	$226.5
Gold ounces sold	114,140	134,960	227,734	251,179
AISC per ounce sold	$1,074	$859	$1,030	$902

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.3	$4.5	$27.8	$—	$—	$0.5	$3.7	$32.1	44,049	$728
Lamaque	22.8	0.8	23.6	—	2.1	0.2	11.0	36.9	34,677	1,065
Efemcukuru	12.1	4.5	16.6	—	0.5	0.3	3.8	21.1	23,006	917
Olympias	15.4	1.7	17.1	—	0.2	0.5	5.7	23.5	12,409	1,893
Corporate (1)	—	—	—	9.0	—	—	—	9.0	—	79
Total consolidated	$73.6	$11.5	$85.1	$9.0	$2.8	$1.5	$24.2	$122.6	114,140	$1,074

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$46.7	$6.6	$53.3	$—	$—	$1.0	$6.5	$60.9	91,555	$665
Lamaque	44.9	1.3	46.2	—	3.8	0.4	20.3	70.7	63,755	1,109
Efemcukuru	24.8	5.3	30.1	—	0.9	0.5	6.3	37.8	47,136	802
Olympias	30.1	3.4	33.5	—	0.7	1.0	11.5	46.7	25,288	1,845
Corporate (1)	—	—	—	18.5	—	—	—	18.5	—	81
Total consolidated	$146.5	$16.7	$163.2	$18.5	$5.4	$2.9	$44.7	$234.6	227,734	$1,030

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$27.9	$3.8	$31.6	$—	$—	$0.8	$5.4	$37.8	59,917	$630
Lamaque	15.3	0.7	16.0	—	1.1	0.4	8.0	25.4	31,964	796
Efemcukuru	13.7	2.9	16.7	—	0.2	0.3	3.6	20.7	25,692	806
Olympias	17.3	1.5	18.7	—	(0.1)	0.3	4.9	23.9	17,387	1,377
Corporate (1)	—	—	—	8.1	—	—	—	8.1	—	60
Total consolidated	$74.2	$8.9	$83.1	$8.1	$1.2	$1.7	$21.9	$115.9	134,960	$859

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$51.1	$6.5	$57.6	$—	$—	$1.5	$8.4	$67.5	111,517	$606
Lamaque	32.5	1.2	33.7	—	2.6	0.7	16.3	53.3	58,692	908
Efemcukuru	28.6	4.7	33.3	—	0.2	0.5	6.7	40.7	48,913	834
Olympias	34.8	2.4	37.2	—	0.4	0.6	9.9	48.1	32,057	1,500
Corporate (1)	—	—	—	16.8	—	—	—	16.8	—	68
Total consolidated	$147.1	$14.8	$161.9	$16.8	$3.3	$3.3	$41.3	$226.5	251,179	$902

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
General and administrative expenses (from consolidated statement of operations)	$9.8	$6.2	$19.9	$14.4
Add:
Share-based payments expense	1.9	2.9	3.7	4.7
Employee benefit plan expense from corporate and operating gold mines	0.6	0.8	1.4	1.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.4)	(0.2)	(0.9)
Depreciation in G&A	(0.4)	(0.6)	(1.0)	(1.1)
Business development	(2.1)	(0.4)	(3.8)	(1.2)
Development projects	(0.8)	(0.4)	(1.5)	(0.6)
Adjusted corporate general and administrative expenses	$8.9	$8.0	$18.4	$16.8
Regional general and administrative costs allocated to gold mines	—	—	—	—
Corporate and allocated general and administrative expenses per AISC	$8.9	$8.0	$18.5	$16.8

Reconciliation of exploration and evaluation cost included in All-in Sustaining Costs:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Exploration and evaluation expense (from consolidated statement of operations)	$7.8	$2.3	$11.9	$5.6
Add:
Capitalized exploration cost related to operating gold mines	2.6	0.8	4.3	2.1
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(7.6)	(1.9)	(10.8)	(4.4)
Exploration costs per AISC	$2.8	$1.2	$5.4	$3.3
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$0.4	$0.5	$0.7	$1.0
Add:
Depreciation related to asset retirement obligation assets	1.2	1.4	2.3	2.6
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.2)	(0.1)	(0.3)
Reclamation costs and amortization per AISC	$1.5	$1.7	$2.9	$3.3

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Additions to property, plant and equipment (from segment note in the consolidated financial statements)	$77.0	$39.5	$137.3	$75.2
Growth and development project capital expenditure	(46.0)	(13.3)	(81.8)	(26.9)
Capitalized exploration	(3.5)	(1.0)	(5.4)	(3.0)
Sustaining capital expenditure Stratoni (1)	(2.3)	(2.2)	(3.7)	(2.9)
Sustaining capital expenditure equipment leases (2)	(1.0)	(1.1)	(1.7)	(1.1)
Sustaining capital expenditure at operating gold mines	$24.2	$21.9	$44.7	$41.3

(1)Base metals production.
(2)Non-cash sustaining equipment leases

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Revenue	$233.2	$255.9	$457.8	$460.6
Less non-gold revenue	(23.8)	(23.0)	(52.7)	(44.0)
Gold revenue	$209.5	$232.9	$405.1	$416.6
Gold oz sold	114,140	134,960	227,734	251,179
Average realized gold price per ounce sold	$1,835	$1,726	$1,779	$1,658

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities; and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Net (loss) earnings attributable to shareholders of the Company (1)	($55.7)	$49.1	($43.8)	$46.2
Impairment of property, plant and equipment, net (2)	89.5	—	89.5	—
Loss (gain) on foreign exchange translation of deferred tax balances	(0.2)	3.0	11.9	15.3
Gain on deferred tax due to changes in tax rates (3)	(5.3)	—	(5.3)	—
Gain on sale of mining licences, net (4)	(5.3)	—	(5.3)	—
Loss (gain) on redemption option derivative	6.2	(5.7)	6.9	(1.2)
Lamaque standby costs, net (5)	—	0.8	—	1.5
Total adjusted net earnings (loss) (1)	$29.3	$47.2	$53.9	$61.8
Weighted average shares outstanding (thousands)	181,599	169,867	178,086	167,524
Adjusted net earnings (loss) per share ($/share) (1)	$0.16	$0.28	$0.30	$0.37

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)Impairment of Tocantinzinho project in Q2 2021, net of tax.
(3)Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for the tax rate increase in Turkey. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(4)Sale of mining licences in Turkey in May 2021, net of tax.
(5)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
(Loss) earnings before income tax (1)	($58.2)	$72.4	($16.0)	$91.5
Depreciation, depletion and amortization (1,2)	51.5	53.8	104.6	103.6
Interest income	(1.2)	(0.9)	(1.5)	(1.3)
Finance costs	15.5	6.5	25.8	22.7
EBITDA	$7.6	$131.8	$113.0	$216.5
Share-based payments	1.9	2.9	3.7	4.7
Loss (gain) on disposal of assets	(0.1)	0.1	0.8	2.6
Impairment of property, plant and equipment (3)	99.5	—	99.5	—
Gain on sale of mining licences (4)	(7.0)	—	(7.0)	—
Lamaque standby costs (5)	—	1.0	—	2.1
Adjusted EBITDA	$101.9	$135.8	$210.0	$225.8

(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.
(2)Includes depreciation within general and administrative expenses.
(3)Impairment of Tocantinzinho project in Q2 2021.
(4)Sale of mining licences in Turkey in May 2021.
(5)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash, before cash used for acquisitions of mineral properties and before cash proceeds from non-recurring asset sales. Changes in cash balances relating to term deposits, restricted cash, acquisitions of mineral properties and non-recurring asset sales are not considered to be representative of our ability to generate cash.

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Cash generated by operating activities	$37.1	$99.6	$127.9	$152.9
Less: Cash used in investing activities	(86.1)	13.6	(96.3)	(82.9)
Add back: Acquisition of subsidiary, net of cash received (1)	19.3	—	19.3	—
Add back: Sale of mining licences (2)	(5.0)	—	(5.0)	—
Add back: Increase (decrease) in term deposits	(1.9)	(50.0)	(58.0)	1.6
Add back: (Decrease) increase in restricted cash	—	0.1	0.1	(1.1)
Free cash flow	($36.6)	$63.4	($12.0)	$70.5

(1)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(2)Cash consideration received on sale of mining licences. Additional cash consideration of $2.0 million is expected to be received in Q1 2022.

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at June 30, 2021	As at December 31, 2020
Current assets	$673.6	$754.1
Current liabilities	234.1	262.0
Working capital	$439.6	$492.1
(1)2020 and YTD 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(c) of our Unaudited Condensed Consolidated Interim Financial Statements.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Cash Flow from Operations before Changes in Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Cash provided by operating activities	$37.1	$99.6	$127.9	$152.9
Less: Changes in non-cash working capital	(25.8)	0.6	(13.6)	(15.6)
Cash flow from operations before changes in working capital	$62.8	$99.0	$141.6	$168.5

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: global outbreaks of infectious diseases including COVID-19; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks, including those related to tailings storage facilities; deterioration of global economic conditions; new or amended government regulation; commodity price risk; the possibility of future changes to the mining regimes in the countries in which we operate; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
There were three changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2021.
•The first results from the significant transformation process we have undertaken in Greece to improve the performance of the Kassandra Mines, in respect of which we anticipate work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations.
•The second results from an independent review of all tailings facilities, operating and closed, associated with the Lamaque operations completed in July 2021. While the final report is pending, we anticipate potential recommendations to improve the risk profile of these facilities.
•There is the potential for a change in the tariff arrangements from the Chinese importation specification for concentrate imports which may lead to increased costs.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our AIF for the year ended December 31, 2020, which risks are incorporated by reference in this MD&A.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2020 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems designed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal control over financial reporting during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Significant Judgments and Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
In Q1 2021, the Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will reduce the Company's depreciation expense in the future. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2020 and 2019. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019 other than as described below.
We adopted the new IASB standard, Interest Rate Benchmark Reform - Phase 2 which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The amendment became effective January 1, 2021 and there was no material effect from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, we have not early adopted and continue to evaluate the impact of the forthcoming or amended standards in preparing our unaudited condensed consolidated interim financial statements.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "advancing", "allow", "anticipates", "believes", "continue", "estimates", "expected", "expects", "forecast", "foresee", "future", "goal", "guidance", "intends", "opportunity", "outlook", "pending", "plans", "scheduled", "strive", "target", "underway" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to the Company's operations;
•Eldorado’s capital resources and business objectives, including use of its revolving credit facility and any potential reduction of the balance;
•benefits of the Amended Investment Agreement, including future proposals, investment and receipt of regulatory approvals in Greece;
•Eldorado’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including:
◦annual production and cost guidance;

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
◦increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill;
◦timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits;
◦expansion at Lamaque; and
◦resumption of operations at Stratoni;
•the benefits of using dry stack tailings;
•the anticipated recommendations from the independent review of all tailings facilities;
•the advancement and completion of construction, technical work and receipt of approvals at Skouries;
•favourable economics for the Company's heap leaching plan and the ability to extend mine life at Eldorado's projects;
•the potential sale of the Tocantinzinho project and any other of our non-core assets, including expectations concerning sale consideration;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•Eldorado’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected changes in tax rates and accounting standards;
•expected metallurgical recoveries and improved or decreased concentrate grade and quality, including expectations concerning improved grade at Lamaque in the second half of 2021;
•gold price outlook and the global concentrate market;
•Eldorado's strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, including dry stack tailings permits, at Skouries; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in the Company's business and the Company's ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to global outbreaks of infectious diseases, including COVID-19; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, including dry stack tailings permits, at Skouries; timing and cost of the construction of an underground decline at the

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Triangle mine and associated benefits; results of further testwork; the geopolitical climate in jurisdictions in which the Company operates; community relations and social license; natural phenomena, including climate change, health and social effects; liquidity and financing risks; costs of development projects; indebtedness and financing, including current and future operating restrictions and implications of a change in control; environmental matters; the global economic environment; government regulation; commodity price risk; mining operational and development risk; resource nationalism and foreign operations; mineral tenure and permits; unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings; non-governmental organizations (NGOs); corruption and bribery; litigation and contracts; estimation of mineral reserves and mineral resources; metallurgical testing and recoveries; occurrence of unpredictable geological and metallurgical factors; production and cost estimates; credit risk, debt service obligations and default; actions of activist shareholders; information technology systems; common share price and volume fluctuations, including price volatility; infrastructure, including power and water, and commodities/consumables; pre-stripping/stripping and underground development, extraction, processing and exploration activities; currency and interest rates, cost estimates and tax matters; repatriation of funds and dividends; compensation; financial reporting, including relating to the carrying value of the Company's assets and changes in reporting standards; labour, including employee relations, employee misconduct, key personnel and skilled workforce; reclamation and other long term obligations; the use and transport of regulated substances, including waste disposal; necessary equipment; co-ownership of the Company's properties; the use of contractors; acquisitions, including integration risks, and dispositions; human rights matters; the unavailability of required insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; security; discretion to use capital resources other than as specified in this MD&A; the Company's success depending on making significant capital investments; future sales or issuances of securities of Eldorado; the payment of future dividends; and those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2020 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2021
Corporate Information
Directors

Steven Reid [2,5]	Chair of the Board	Catharine Farrow [2,4,5]	Independent Director
George Burns	President and Chief Executive Officer	Pamela Gibson [1,3,4]	Independent Director
George Albino [2,3,5]	Independent Director	Judith Mosely [1,4]	Independent Director
Teresa Conway [1,2]	Independent Director	John Webster [1,3]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Paul Ferneyhough	Senior VP, Chief Growth and Integration Officer
Brock Gill	Senior VP, Projects and Transformation
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP, Finance
Simon Hille	VP, Technical Services
Peter Lewis	VP, Exploration
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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